Filed by Brookfield Real Assets Income Fund Inc. (File No. 811-23157)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies: Brookfield High Income Fund Inc. File No. 811-08795

For immediate release

Friday, September 16, 2016

Brookfield Investment Management Inc. Announces Information Concerning Proposed Reorganizations of Brookfield Mortgage Opportunity Income Fund Inc. (NYSE: BOI), Brookfield Total Return Fund Inc. (NYSE: HTR) and Brookfield High Income Fund Inc. (NYSE:HHY)

NEW YORK, NY—September 16, 2016 — Brookfield Investment Management Inc. (“Brookfield”) announced that the Special Meeting of Stockholders of Brookfield Mortgage Opportunity Income Fund Inc. (the “Special Meeting”) held on September 15, 2016, has been adjourned to allow for further solicitation of BOI stockholders to meet the requirement that holders of a majority of the outstanding shares of BOI vote in favor of the reorganization of BOI into Brookfield Real Assets Income Fund Inc. Notice of the date, time and place of the adjourned Special Meeting will be provided in the future, in accordance with applicable law.

As previously announced, stockholders of Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc. have approved their respective reorganization proposals and no further action or solicitation is necessary with respect to those Funds. The reorganization of each of HTR and HHY into the Brookfield Real Assets Income Fund Inc. is contingent upon BOI’s approval of the reorganization.

Forward-Looking Statements

Certain statements made in this news release that are not historical facts are referred to as “forward-looking statements” under the U.S. federal securities laws. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ from the historical experience of Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. and its present expectations or projections. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Brookfield Investment Management Inc. and the Funds managed by Brookfield Investment Management Inc. undertake no responsibility to update publicly or revise any forward-looking statements.

Brookfield Investment Management (the “Firm”) is an SEC-registered investment adviser and represents the Public Securities platform of Brookfield Asset Management. The Firm provides global listed real assets strategies including real estate equities, infrastructure equities, real asset debt and diversified real assets. With over $16 billion of assets under management as of June 30, 2016, the Firm manages separate accounts, registered funds and opportunistic strategies for institutional and individual clients, including financial institutions, public and private pension plans, insurance companies, endowments and foundations, sovereign wealth funds and high net worth investors. The Firm is a wholly-owned subsidiary of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management as of June 30, 2016. For more information, go to www.brookfield.com.

Brookfield Mortgage Opportunity Income Fund Inc., Brookfield Total Return Fund Inc. and Brookfield High Income Fund Inc. are managed by Brookfield Investment Management Inc. The Funds use their website as a channel of distribution of material company information. Financial and other material information regarding the Funds are routinely posted on and accessible at www.brookfieldim.com.

COMPANY CONTACT

Brookfield Mortgage Opportunity Income Fund Inc.

Brookfield Total Return Fund Inc.

Brookfield High Income Fund Inc.

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-1023

(855) 777-8001

funds@brookfield.com